                    Filed by Genzyme Corporation (Commission File No. 000-14680)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934


  Subject Companies: Biomatrix, Inc. (Commission File No. 001-14221) and Genzyme
             Corporation's Surgical Products Division and Tissue Repair Division



                                  PRESS RELEASE

FOR IMMEDIATE RELEASE
June 26, 2000

              GENZYME CORP. ANNOUNCES APPROVAL OF CHARTER AMENDMENT
                  --------------------------------------------
       PROVIDES UPDATE ON PROGRESS TOWARD FORMATION OF GENZYME BIOSURGERY

CAMBRIDGE, Mass. -- Genzyme Corp. today announced that shareholders have approved an amendment to the company's charter modifying certain terms applicable to its tracking stocks. Specifically, the amendment would benefit shareholders in the event that a tracking-stock division's assets are sold by allowing them to receive a distribution that more accurately reflects the net after-tax proceeds realized by Genzyme.

At a shareholders meeting held on June 20, a majority of shareholders of each of Genzyme's four tracking stocks voted to approve the charter amendment. This meeting was a continuation of Genzyme's annual shareholders meeting, which had been adjourned until June 20 solely for the purpose of finalizing the votes on the charter amendment proposal.

GENZYME BIOSURGERY MERGER PROGRESS UPDATE

In addition, Genzyme today provided an update on the planned formation of Genzyme Biosurgery, a new Genzyme division with its own newly created stock. Genzyme Biosurgery will combine the businesses of Biomatrix (NYSE: BXM), Genzyme Tissue Repair (Nasdaq: GZTR), and Genzyme Surgical Products (Nasdaq:
GZSP).

The merger will create one of the leading businesses in the rapidly emerging market for sophisticated biotechnology products, including biomaterials and biotherapeutics, used to enhance or replace conventional surgical and medical procedures.

"All of the preparations for this transaction are moving forward," said Duke Collier, president of Genzyme Surgical Products, who will become president of Genzyme Biosurgery. "We are making progress on the regulatory front, and our internal transition team has made great strides toward uniting all aspects of these three organizations. As we move forward with this process and gain a deeper understanding of the strengths and synergies of these organizations, our enthusiasm about the new enterprise we are creating continues to grow."

Genzyme and Biomatrix said that the planned merger has received clearance from the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act. In addition, the companies have received comments on the joint proxy statement/prospectus filed with the Securities and Exchange Commission. The companies are in the process of responding to these comments.

After the joint proxy statement/prospectus is mailed, each company will hold a special meeting of its shareholders to obtain the required approvals for the merger and recapitalization. These shareholder meetings are now expected to occur during the third quarter.

The formation of Genzyme Biosurgery will require Biomatrix shareholders to approve the merger with Genzyme. Shareholders of each of Genzyme's four divisions, voting together as a single class, must approve a charter amendment creating Genzyme Biosurgery stock and eliminating the Genzyme Tissue Repair and Genzyme Surgical Products stocks. In addition, Genzyme Tissue Repair and Genzyme Surgical Products shareholders each must approve the allocation of each division's respective assets and property to Genzyme Biosurgery and the exchange of all outstanding shares of each division's respective stock for shares of Genzyme Biosurgery stock.

ABOUT GENZYME BIOSURGERY

Biomatrix, Genzyme Tissue Repair, and Genzyme Surgical Products -- the three organizations that will comprise Genzyme Biosurgery -- had combined 1999 revenues of approximately $212 million. In addition, these three organizations currently sell a combined total of 24 major products, primarily within the orthopedic and cardiothoracic markets. Their pipelines include numerous product candidates in various stages of clinical development that have emerged from well-established scientific organizations drawing on advanced biomaterials, gene therapy, cell therapy, and small-molecule technology platforms.

Upon formation, Genzyme Biosurgery will have approximately 1300 employees; six dedicated manufacturing facilities; global clinical and regulatory capabilities; an extensive intellectual property portfolio; several established sales organizations in focused surgical markets in both the United States and Europe; and marketing and distribution agreements with a number of large, multinational health care companies.

Genzyme Biosurgery will be composed of Biomatrix, a worldwide leader in the development and manufacture of viscoelastic biomaterials for use in orthopedic and other medical applications; Genzyme Tissue Repair, a leading developer of biological products for the treatment of orthopedic injuries and severe burns; and Genzyme Surgical Products, which develops and markets mechanical devices, biomaterials, and biotherapeutics for cardiothoracic and other surgical markets, and is a leader in developing biomaterials to prevent post-surgical adhesions. As a division of Genzyme Corp., Genzyme Biosurgery will have its own common stock intended to reflect its value and track its economic performance.

This press release contains forward-looking statements, including statements concerning the completion of the formation of Genzyme Biosurgery, the creation of a new publicly traded stock for Genzyme Biosurgery, the future growth and success of Genzyme Biosurgery, Genzyme Biosurgery's impact on Genzyme Corporation's involvement in the bio-orthopedic and cardiothoracic markets, and the sufficiency of the cash and other resources of Genzyme

Biosurgery. Actual results may differ materially depending on many factors including the accuracy of information about the biosurgery market, the competitive environment for the biosurgery market, market acceptance of Genzyme Biosurgery's products and services, the enrollment rate for clinical trials, the ability to successfully complete preclinical and clinical development of products, the actual safety and efficacy of products, the timing and content of submissions to and decisions by the FDA and other regulatory authorities, conditions in the financial markets relevant to the proposed creation of Genzyme Biosurgery, the likelihood of regulatory and other approvals of the transaction, including shareholder approvals, the operational integration associated with the transactions and other risks generally associated with transactions.

                                      # # #

Investors are also urged to read the joint proxy statement/prospectus relating to this transaction filed with the Securities and Exchange Commission because it contains important information. The joint proxy statement/prospectus and other documents filed by Genzyme and Biomatrix with the commission may be obtained free of charge at the commission's Web site (www.sec.gov) and from Genzyme or Biomatrix. Requests to Genzyme may be directed to Sally Curley, or you can access documents on the company's Web site. Requests to Biomatrix should be directed to Anne Marie Fields, or you can access documents on the company's Web site.